# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCWorx Corp., CIK 0001674227
CUSIP: 78396V307
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 S Ashley Dr, Suite 100,, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000930413-26-000427
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 53,477; sole dispositive power 0; shared dispositive power 53,477; aggregate amount beneficially owned 53,477 (4.78% of the class)
  Comment: Includes 51,410 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) that are subject to a 9.99% Beneficial Ownership Blocker and does not include 759,801 shares of Common Stock issuable upon the exercise of Warrants that are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 61,906; shared voting power 53,477; sole dispositive power 61,906; shared dispositive power 53,477; aggregate amount beneficially owned 115,383 (9.78% of the class)
  Comment: Includes 113,236 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) that are subject to a 9.99% Beneficial Ownership Blocker and does not include 1,771,810 shares of Common Stock issuable upon the exercise of Warrants that are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (5), (6), (7), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 53,477; sole dispositive power 0; shared dispositive power 53,477; aggregate amount beneficially owned 53,477 (4.78% of the class)
  Comment: Includes 51,410 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) that are subject to a 9.99% Beneficial Ownership Blocker and does not include 759,801 shares of Common Stock issuable upon the exercise of Warrants that are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: SCWorx Corp.
Address of issuer's principal executive offices: 100 S Ashley Dr, Suite 100, Tampa, FL 33602

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. ("Iroquois Master Fund") held 2,067 shares of Common Stock and Warrants to purchase 812,378 shares of Common Stock (of which 759,801 Warrants are subject to a 4.99% Beneficial Ownership Blocker and 51,410 Warrants are subject to a 9.99% Beneficial Ownership Blocker). Iroquois Capital Investment Group LLC ("ICIG") held 80 shares of Common Stock and Warrants to purchase 1,073,835 shares of Common Stock (of which 1,012,009 Warrants are subject to a 4.99% Beneficial Ownership Blocker and 61,826 Warrants are subject to a 9.99% Beneficial Ownership Blocker).

Certain of the Warrants contain provisions which precludes the exercise of such Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding with respect to certain Warrants and 9.99% of the Common Stock outstanding with respect to certain other Warrants (collectively, the "Beneficial Ownership Blockers").

The shares of Common Stock listed as beneficially owned in Rows 5, 6, 7, 8 and 9 of the cover pages for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Beneficial Ownership Blockers. Each the Reporting Persons disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.
Percent of class: See Item 11 on the cover pages hereto. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 1,066,918 shares of common stock outstanding as of July 28, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2026 and assumes the exercise of the Warrants, each subject to the Beneficial Ownership Blockers. The percentage set forth in Item 11 of the cover page for each Reporting Person gives effect to the Beneficial Ownership Blockers, if applicable. The number of shares reported does not reflect the reverse stock split effected by the Issuer on August 3, 2026.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe (08/12/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (08/12/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (08/12/2026)